FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

Supplement for the month of April 2010.

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Financial Highlights – Year ended March 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: April 28, 2010	By:	/s/ Shinji Iwai
Shinji Iwai
Senior Managing Director

Financial Summary For the Year Ended March 31, 2010 (US GAAP)

Date:	April 28, 2010

Company name (code number):	Nomura Holdings, Inc. (8604)
Stock exchange listings:	(In Japan) Tokyo, Osaka, Nagoya
(Overseas) New York, Singapore
Representative:	Kenichi Watanabe
President and Chief Executive Officer, Nomura Holdings, Inc.
For inquiries:	Toshiki Shinjo
Managing Director, Investor Relations Department, Nomura Holdings, Inc.
Tel: (Country Code 81) 3-5255-1000
URL http://www.nomura.com

1. Consolidated Operating Results

(1) Operating Results

	For the year ended March 31
	2010		2009
	(Yen amounts in millions, except per share data)
		% Change from March 31, 2009		% Change from March 31, 2008
Total revenue	1,356,751	104.2%	664,511	(58.3%)
Net revenue	1,150,822	268.1%	312,627	(60.3%)
Income (loss) before income taxes	105,247	—	(780,265)	—
Net income (loss) attributable to Nomura Holdings, Inc. (“NHI”)	67,798	—	(708,192)	—
Basic-Net income (loss) attributable to NHI shareholders per share	21.68		(364.69)
Diluted-Net income (loss) attributable to NHI shareholders per share	21.59		(366.16)
Return on shareholders’ equity	3.7%		(40.2%)
Income before income taxes to total assets	0.4%		(3.1%)
Income before income taxes divided by total revenue	7.8%		(117.4%)
Equity in earnings of affiliates	12,924		(5,534)

Notes:

1. Income (loss) before income taxes is calculated in accordance with updated guidance for accounting and reporting of noncontrolling interests in financial statements, included in Financial Accounting Standards Board (FASB) Accounting Standards CodificationTM 810-10, Consolidation – Overall (“Updated noncontrolling interests guidance”). Previously reported amounts for Income (loss) before income taxes has been reclassified to conform to the current year presentation.

2. Net income (loss) attributable to NHI was previously reported as Net income (loss).

3. Return on shareholders’ equity is a ratio of Net income (loss) attributable to NHI to Total NHI shareholders’ equity.

(2) Financial Position

	At March 31		At March 31
	2010		2009
	(Yen amounts in millions, except per share data)
Total assets		32,230,428		24,837,848
Total equity		2,133,014		1,551,546
Total NHI shareholders’ equity		2,126,929		1,539,396
Total NHI shareholders’ equity as a percentage of total assets		6.6%		6.2%
Total NHI shareholders’ equity per share		579.70		590.99
Note: Certain reclassifications of previously reported amounts have been made to conform to the current year presentation. (3) Cash flows
	For the year ended March 31
	2010		2009
	(Yen amounts in millions)
Net cash used in operating activities		(1,500,770)		(712,629)
Net cash used in investing activities		(269,643)		(98,905)
Net cash provided by financing activities		2,176,530		999,760
Cash and cash equivalents at end of period		1,020,647		613,566

2. Cash dividends

	For the year ended March 31
	2009	2010	2011 (Plan)
	(Yen amounts, except Total annual dividends)
Dividends per share
dividends record dates
At June 30	8.50	—	—
At September 30	8.50	4.00	Unconfirmed
At December 31	8.50	—	—
At March 31	0.00	4.00	Unconfirmed
For the year	25.50	8.00	Unconfirmed
Total annual dividends (Yen amounts in millions)	48,706	25,811	—
Consolidated payout ratio	—	36.9%	—
Consolidated dividends as a percentage of shareholders’ equity per share	3.1%	1.4%	—

Notes:

1.	Revision of cash dividend forecast during this period : None
2.	Nomura plan to forgo dividend distribution for Q1 and Q3 of fiscal year 2011. Fiscal year 2011 Q2 and Q4 dividend amounts are not presented per reasons stated in “3. Earnings forecasts for the year ending March 31, 2011”.

3. Earnings forecasts for the year ending March 31, 2011

Nomura provides investment, financing and related services in the capital markets on a global basis. In the global capital markets there exist uncertainties due to, but not limited to, economic and market conditions. Nomura, therefore, does not present earnings forecasts.

4. Other

(1) Significant changes to consolidated subsidiaries during the period: None

(2) Changes in accounting basis, procedure and presentation for the consolidated financial statements

  The items described in “Significant changes for presenting the consolidated financial statements”.

a)	Changes in accounting principles : Yes
b)	Other changes : None

Note: Please refer to page 15, “Summary of accounting policies” for details.

(3) Number of shares issued (common stock)

	At March 31	At March 31
	2010	2009
Number of shares outstanding (including treasury stock)	3,719,133,241	2,661,092,760
Treasury stock	50,088,627	56,312,917

Note: Please refer to page 18, “Per share data” for the number of shares used in Net income (loss) attributable to NHI shareholders per share calculation.

Parent Company Only Operating Results (Japanese GAAP)

(1) Operating Results

	For the year ended March 31
	2010		2009
	(Yen amounts in millions, except per share data)
		% Change from March 31, 2009		% Change from March 31, 2008
Operating revenue	220,873	(35.1%)	340,071	(19.0%)
Operating income	36,930	(72.7%)	135,303	(44.6%)
Ordinary income	29,121	(77.1%)	127,181	(48.3%)
Net income (loss)	12,083	—	(393,712)	—
Net profit (loss) per share	3.86		(202.62)
Fully diluted net profit per share	3.83		—

(2) Financial Position
	At March 31
	2010		2009
		(Yen amounts in millions, except per share data)
Total assets		4,566,078		3,681,507
Total net assets		1,806,307		1,244,082
Total net assets as a percentage of total assets		39.0%		33.1%
Total net assets per share		485.62		466.99
Shareholders’ equity		1,782,273		1,216,966

* Notes on appropriate use of earnings forecast and other special remarks

Fiscal year 2011 Q2 and Q4 dividend amounts are not presented per reasons stated in “3.Earnings forecasts for the year ending March 31, 2011”. Nomura plan to forgo dividend distribution for Q1 and Q3 of fiscal year 2011.

Qualitative Information and Financial Statements

1.	Consolidated Results

(1)	Analysis of Consolidated Results

Operating Results

US GAAP

	Billions of yen		% Change
	For the year ended		(A-B)/(B)
	March 31, 2010 (A)	March 31, 2009 (B)
Net revenue	1,150.8	312.6	268.1
Non-interest expenses	1,045.6	1,092.9	(4.3)

Income (loss) before income taxes	105.2	(780.3)	—
Income tax expense	37.2	(70.9)	—

Net income (loss)	68.1	(709.4)	—

Less: Net income (loss) attributable to noncontrolling interests	0.3	(1.2)	—

Net income (loss) attributable to NHI	67.8	(708.2)	—

Return on shareholders’ equity *	3.7%	(40.2%)	—

* Return on shareholders’ equity is ratio of Net income (loss) attributable to NHI to Total NHI shareholders’ equity.

Nomura Holdings, Inc. and its consolidated entities (“Nomura”) reported net revenue of 1,150.8 billion yen for the fiscal year ended March 31, 2010, an increase of 268.1% from the previous year. Non-interest expenses decreased 4.3% from the previous year to 1,045.6 billion yen, Income before income taxes was 105.2 billion yen and Net income attributable to NHI was 67.8 billion yen for the fiscal year ended March 31, 2010.

Segments Information

	Billions of yen		% Change
	For the year ended		(A-B)/(B)
	March 31, 2010 (A)	March 31, 2009 (B)
Net revenue	1,141.4	335.8	239.9
Non-interest expenses	1,045.6	1,092.9	(4.3)

Income (loss) before income taxes	95.8	(757.1)	—

In business segment totals, which exclude unrealized gain (loss) on investments in equity securities held for operating purposes, net revenue for the fiscal year ended March 31, 2010 was 1,141.4 billion yen, an increase of 239.9% from the previous year. Non-interest expenses decreased 4.3% from the previous year to 1,045.6 billion yen. Income before income taxes was 95.8 billion yen for the fiscal year ended March 31, 2010. Please refer to page 17 for further details of the differences between US GAAP and business segment amounts.

<Business Segment Results>

Operating Results of Retail

	Billions of yen		% Change
	For the year ended		(A-B)/(B)
	March 31, 2010 (A)	March 31, 2009 (B)
Net revenue	388.3	291.9	33.0
Non-interest expenses	274.9	273.6	0.5

Income (loss) before income taxes	113.4	18.2	521.6

Net revenue increased 33.0% from the previous year to 388.3 billion yen, due primarily to increasing brokerage commissions and commissions for distribution of investment trusts. Non-interest expenses increased 0.5% to 274.9 billion yen. As a result, income before income taxes increased 521.6% to 113.4 billion yen.

Operating Results of Global Markets

	Billions of yen		% Change
	For the year ended		(A-B)/(B)
	March 31, 2010 (A)	March 31, 2009 (B)
Net revenue	658.4	(157.3)	—
Non-interest expenses	486.4	417.4	16.5

Income (loss) before income taxes	172.0	(574.6)	—

Net revenue was recorded as 658.4 billion yen, due primarily to recovering net gain on trading. Non-interest expenses increased 16.5% from the previous year to 486.4 billion yen. As a result, income before income taxes was 172.0 billion yen.

Operating Results of Investment Banking

	Billions of yen		% Change
	For the year ended		(A-B)/(B)
	March 31, 2010 (A)	March 31, 2009 (B)
Net revenue	118.9	63.5	87.3
Non-interest expenses	117.2	120.9	(3.1)

Income (loss) before income taxes	1.7	(57.4)	—

Transaction volume increased in the equity finance of Japanese companies, net revenue increased 87.3% from the previous year to 118.9 billion yen. Non-interest expenses decreased 3.1% from the previous year to 117.2 billion yen. As a result, income before income taxes was 1.7 billion yen.

Operating Results of Merchant Banking

	Billions of yen		% Change
	For the year ended		(A-B)/(B)
	March 31, 2010 (A)	March 31, 2009 (B)
Net revenue	12.2	(69.9)	—
Non-interest expenses	10.7	15.4	(30.3)

Income (loss) before income taxes	1.4	(85.3)	—

Net revenue was 12.2 billion yen, due primarily to realized and unrealized gain of equity securities of certain investee companies. Non-interest expenses was 10.7 billion yen. As a result, income before income taxes was 1.4 billion yen.

Operating Results of Asset Management

	Billions of yen		% Change
	For the year ended		(A-B)/(B)
	March 31, 2010 (A)	March 31, 2009 (B)
Net revenue	70.4	59.8	17.7
Non-interest expenses	51.8	52.4	(1.2)

Income (loss) before income taxes	18.6	7.4	152.0

Net revenue increased 17.7% from the previous year to 70.4 billion yen. Non-interest expenses decreased 1.2% to 51.8 billion yen. As a result, income before income taxes increased by 152.0% to 18.6 billion yen. Assets under management increased by 3.2 trillion yen from the end of March 2009 to 23.4 trillion yen at the end of March 2010.

Other Operating Results

	Billions of yen		% Change
	For the year ended		(A-B)/(B)
	March 31, 2010 (A)	March 31, 2009 (B)
Net revenue	(106.8)	147.7	—
Non-interest expenses	104.5	213.2	(51.0)

Income (loss) before income taxes	(211.3)	(65.4)	—

Net revenue was negative 106.8 billion yen. Loss before income taxes was 211.3 billion yen.

Earnings Forecasts for Next Fiscal Year

Nomura provides investment, financing and related services in the capital markets on a global basis. In the global capital markets there exist uncertainties due to, but not limited to, economic and market conditions. Nomura, therefore, does not present earnings forecasts.

(2)	Analysis of Financial Position

Total assets as of March 31, 2010, were 32.2 trillion yen, an increase of 7.4 trillion yen compared to March 31, 2009, reflecting primarily the increase in Securities purchased under agreements to resell and Trading assets. Total liabilities as of March 31, 2010 were 30.1 trillion yen, an increase of 6.8 trillion yen compared to March 31, 2009, mainly due to increase in Trading liabilities and Securities sold under agreements to repurchase. Total equity as of March 31, 2010 was 2.1 trillion yen, an increase of 581.5 billion yen compared to March 31, 2009 reflecting primarily the issuance of stocks.

Cash and cash equivalents as of March 31, 2010, increased by 407.1 billion yen compared to March 31, 2009. Cash flows from operating activities for the year ended March 31, 2010 were outflows of 1,500.8 billion yen due to increase in Trading assets. Cash flows from investing activities for the year ended March 31, 2010 were outflows of 269.6 billion yen due mainly to increase in Loans receivable at banks. Cash flows from financing activities for the year ended March 31, 2010 were inflows of 2,176.5 billion yen due primarily to proceeds received from issuances of new shares and Long-term borrowings.

(3)	Nomura’s Capital Management

Capital Management Policy

Nomura seeks to enhance shareholder value by capturing business opportunities as they develop. To achieve this goal, Nomura maintains sufficient capital to support its business. Nomura reviews its sufficiency of capital as appropriate, taking into consideration economic risks inherent in its businesses, regulatory requirements, and maintenance of a sufficient debt rating for a global financial institution.

Nomura believes that raising corporate value over the long term and paying dividends is essential to rewarding shareholders. Nomura will strive to pay stable dividends using a consolidated payout ratio of 30 percent as a key indicator.

Dividend payments will be determined taking into account a comprehensive range of factors such as the tightening of Basel regulations and other changes to the regulatory environment as well as the company’s consolidated financial performance.

The payment frequency is semi-annual (record dates: September 30 and March 31) in principle. Pursuant to Article 459 of Companies’ Act of Japan, in its Articles of Incorporation, Nomura established the capability to declare dividends from retained earnings by decision of the Board of Directors based on the record dates of June 30, September 30, December 31, and March 31 of each year.

Nomura paid 4.0 yen of dividends for the first half and will pay 4.0 yen for the second half dividend in line with its dividend policy for the fiscal year ended March 31, 2010.

As for retained earnings, Nomura intends to invest in business areas where high profitability and growth may reasonably be expected, including development and expansion of infrastructure, to maximize value for shareholders.

Nomura will also consider the option of implementing a share repurchase program in order to respond flexibly to changes in the management environment and raise shareholder value. Any decision on establishing such a program will be disclosed in a timely manner and the program implemented in accordance with company policy. Nomura didn’t repurchase any during the fiscal year ended March 31, 2010.

2.	Organizational Structure

This section is omitted as there are no major changes in “Business Overview - Organizational Structure” and “Subsidiaries and Affiliates” since the most recent Nomura Holdings, Inc.’s “Annual Securities Report Pursuant to the Financial Instruments and Exchange Act for The Fiscal Year Ended March 31, 2009” annual report was filed on June 30, 2009.

3.	Corporate Goals and Principles

(1)	Fundamental Management Policy

Nomura Group is committed to a management vision of firmly establishing ourselves as a globally competitive financial services group. We will seek to realize this vision and increase shareholder value by strengthening our base in the Japanese securities businesses, developing world-class businesses in other regions, and consolidating our comprehensive global strength.

We will establish our new growth model by working with our clients, providing them with the best solutions, and realizing the expansion of our business in new domains. Our management target is to maintain an average consolidated return on shareholders’ equity (ROE) of 10% to 15% over the medium to long term. However, we cannot deny that the capital requirements that are under consideration by Basel Committee on Banking Supervision or other financial regulators may impact us.

In addition, we put high priority on compliance with applicable laws, regulations and proper corporate behavior, and we build compliance into our daily business operations.

(2)	Structure of Business Operations

In April 2010, we established the Wholesale Division, encompassing the Global Markets Division, the Investment Banking Division, and the Merchant Banking Division, to promote seamless coordination between the wholesale businesses and provide our clients with high value-added services tailored to their needs. We are organized around three globally-linked divisions (Retail Division, Wholesale Division, and Asset Management Division) under a unified strategy, rather than individual legal entities. We will strive to achieve a higher level of specialization in each division, advance and progress our business in each area, and maximize the collective strength of the Nomura Group by enhancing cross-divisional collaboration.

(3)	Management Challenges and Strategies

The global economic downturn, triggered by the turmoil in financial markets, came to an end in Spring 2009 through execution of economic stimulus plans and inventory rebuilding in many countries. Emerging markets are helping the global economy move gradually toward normality. In this environment, we plan to address the needs of our clients globally by taking advantage of our considerably-strengthened business platform and to strategically allocate management resources in order to grow our client base and improve our market share. In addition, we will continue to proceed with our plans to reduce costs by reengineering businesses to fit the market environment and increase operational efficiency. We will also implement the following initiatives:

[Retail Division]

We will continue to enhance our products and service offerings, which are provided through direct contacts, online or via call centers to accommodate increasingly sophisticated and diverse client needs. We aim to continue being a trusted partner to our clients by providing world-class products and services that meet their individual needs.

[Wholesale Division]

Global Markets will enhance our product development expertise to be the product supply hub for Nomura. We will focus on delivering high value-added products and solutions to our clients by leveraging our global trading infrastructure and making full use of our strengthened business franchise. In Fixed Income, we will strengthen not only our global marketing structure but also our trading and product development capabilities. In Equities, we aim to establish ourselves as a world-class liquidity provider.

In Investment Banking, we are expanding our M&A advisory and corporate financing advisory businesses by providing high value-added solutions to meet the individual needs of each client. With a strengthened business franchise in Asia and Europe, we aim to enhance our presence as a global investment bank headquartered in Asia that provides world-class services, while continuing to build our business in Japan.

In Merchant Banking, we remain focused on increasing the enterprise value of the companies in which we invest, and achieving optimal or immediate returns on investment by continually weighing exit strategy options. With the continued instability in the global investment environment, we are taking a more cautious approach to new investments.

[Asset Management Division]

We aim to increase our world-class competitive advantage in Japan and the rest of Asia by aggressively expanding our investment management and product delivery capabilities globally. We intend to increase assets under management from both individual and institutional investors and expand our client base by providing clients in Japan with a diverse range of global investment opportunities and by meeting international investors’ demand for investment opportunities in Asia.

In implementing the initiatives outlined above, we will enhance collaboration between the divisions. We aim to bring together the collective strengths of our domestic and international operations to realize our management objectives and maximize shareholder value by enhancing profitability across our businesses, while helping to strengthen the global financial and capital markets.

In addition, we are working to further enhance our management system, which supports continued growth.

The regulatory environment which surrounds global financial institutions has been changing. We will respond quickly to such changes while building a financial base that enables client-focused business expansion.

At the same time, we understand that it is necessary to further strengthen our global risk management systems. By adopting a proactive, rather than a reactive, risk management approach, top management has been directly engaged in risk management-related decision-making. We will continue to strengthen this type of system.

As our business becomes increasingly international, we recognize the growing importance of compliance. In addition to complying with laws and regulations, we view compliance in a wider context, and will further enhance Nomura group’s overall compliance system.

4.	Consolidated Financial Statements

(1)	Consolidated Balance Sheets (UNAUDITED)

	Millions of yen
	March 31, 2010	March 31, 2009	Increase/ (Decrease)
ASSETS
Cash and cash deposits:
Cash and cash equivalents	1,020,647	613,566	407,081
Time deposits	196,909	537,084	(340,175)
Deposits with stock exchanges and other segregated cash	134,688	272,059	(137,371)

	1,352,244	1,422,709	(70,465)

Loans and receivables:
Loans receivable	1,310,375	519,179	791,196
Receivables from customers	59,141	23,619	35,522
Receivables from other than customers	707,623	1,103,974	(396,351)
Allowance for doubtful accounts	(5,425)	(3,765)	(1,660)

	2,071,714	1,643,007	428,707

Collateralized agreements:
Securities purchased under agreements to resell	7,073,926	2,657,151	4,416,775
Securities borrowed	5,393,287	5,755,467	(362,180)

	12,467,213	8,412,618	4,054,595

Trading assets and private equity investments:
Trading assets*	14,374,028	11,348,747	3,025,281
Private equity investments	326,254	323,865	2,389

	14,700,282	11,672,612	3,027,670

Other assets:
Office buildings, land, equipment and facilities (net of accumulated depreciation and amortization of ¥273,616 million at March 31, 2010 and ¥225,475 million at March 31, 2009)	357,194	357,256	(62)
Non-trading debt securities*	308,814	244,027	64,787
Investments in equity securities*	122,948	118,902	4,046
Investments in and advances to affiliated companies*	251,273	243,474	7,799
Other	598,746	723,243	(124,497)

	1,638,975	1,686,902	(47,927)

Total assets	32,230,428	24,837,848	7,392,580

*	Including securities pledged as collateral

	Millions of yen
	March 31, 2010	March 31, 2009	Increase/ (Decrease)
LIABILITIES AND EQUITY
Short-term borrowings	1,301,664	1,183,374	118,290
Payables and deposits:
Payables to customers	705,302	403,797	301,505
Payables to other than customers	374,522	398,187	(23,665)
Deposits received at banks	448,595	440,334	8,261

	1,528,419	1,242,318	286,101

Collateralized financing:
Securities sold under agreements to repurchase	8,078,020	5,000,787	3,077,233
Securities loaned	1,815,981	2,243,152	(427,171)
Other secured borrowings	1,322,480	2,914,015	(1,591,535)

	11,216,481	10,157,954	1,058,527

Trading liabilities	8,356,806	4,752,054	3,604,752
Other liabilities	494,983	467,574	27,409
Long-term borrowings	7,199,061	5,483,028	1,716,033

Total liabilities	30,097,414	23,286,302	6,811,112

Equity
NHI shareholders’ equity:
Common stock
Authorized - 6,000,000,000 shares
Issued - 3,719,133,241 shares at March 31, 2010 and
2,661,092,760 shares at March 31, 2009
Outstanding - 3,669,044,614 shares at March 31, 2010 and
2,604,779,843 shares at March 31, 2009	594,493	321,765	272,728
Additional paid-in capital	635,828	374,413	261,415
Retained earnings	1,074,213	1,038,557	35,656
Accumulated other comprehensive income	(109,132)	(118,437)	9,305

	2,195,402	1,616,298	579,104
Common stock held in treasury, at cost -
50,088,627 shares at March 31, 2010 and
56,312,917 shares at March 31, 2009	(68,473)	(76,902)	8,429

Total NHI shareholders’ equity	2,126,929	1,539,396	587,533

Noncontrolling interests	6,085	12,150	(6,065)

Total equity	2,133,014	1,551,546	581,468

Total liabilities and equity	32,230,428	24,837,848	7,392,580

Note:	Noncontrolling interests, which were previously included in Other liabilities, are classified as equity in accordance with “Updated noncontrolling interests guidance”. Certain reclassifications of previously reported amounts have been made to conform to the current year presentation.

(2)	Consolidated Statements of Operations (UNAUDITED)

	Millions of yen		% Change
	For the year ended		(A-B)/(B)
	March 31, 2010 (A)	March 31, 2009 (B)
Revenue:
Commissions	395,083	306,803	28.8
Fees from investment banking	121,254	54,953	120.7
Asset management and portfolio service fees	132,249	140,166	(5.6)
Net gain (loss) on trading	417,424	(128,339)	—
Gain (loss) on private equity investments	11,906	(54,791)	—
Interest and dividends	235,310	331,356	(29.0)
Gain (loss) on investments in equity securities	6,042	(25,500)	—
Other	37,483	39,863	(6.0)

Total revenue	1,356,751	664,511	104.2
Interest expense	205,929	351,884	(41.5)

Net revenue	1,150,822	312,627	268.1

Non-interest expenses :
Compensation and benefits	526,238	491,555	7.1
Commissions and floor brokerage	86,129	73,681	16.9
Information processing and communications	175,575	154,980	13.3
Occupancy and related depreciation	87,806	78,480	11.9
Business development expenses	27,333	31,638	(13.6)
Other	142,494	262,558	(45.7)

	1,045,575	1,092,892	(4.3)

Income (loss) before income taxes	105,247	(780,265)	—
Income tax expense	37,161	(70,854)	—

Net income (loss)	68,086	(709,411)	—

Less: Net income (loss) attributable to noncontrolling interests	288	(1,219)	—

Net income (loss) attributable to NHI	67,798	(708,192)	—

	Yen		% Change
Per share of common stock:

Basic-
Net income (loss) attributable to NHI shareholders per share	21.68	(364.69)	—

Diluted-
Net income (loss) attributable to NHI shareholders per share	21.59	(366.16)	—

Notes:

1.	Net income (loss) is net income (loss) before subtracting Net income (loss) attributable to noncontrolling interest in accordance with “Updated noncontrolling interests guidance”.
2.	Net income (loss) attributable to NHI was previously reported as Net income (loss).
3.	Certain reclassifications of previously reported amounts have been made to conform to the current year presentation.

(3)	Consolidated Statements of Changes in Equity (UNAUDITED)

Nomura resolved the issuance of new shares at September 24, 2009. Nomura issued new shares by way of public offering (766,000,000 shares) on the payment date of October 13, 2009. Nomura also issued new shares by way of third-party allotment (34,000,000 shares) on the payment date of October 27, 2009. Common stock and Additional paid-in capital increased by 217,728 million yen, 228,934 million yen, respectively by this issuance of new shares.

	Millions of yen
	For the year ended
	March 31, 2010	March 31, 2009
Common stock
Balance at beginning of year	321,765	182,800
Issuance of common stock	217,728	138,965
Conversion of convertible bonds	55,000	—

Balance at end of year	594,493	321,765

Additional paid-in capital
Balance at beginning of year	374,413	177,227
Issuance of common stock	228,934	143,482
Conversion of convertible bonds	55,000	—
Gain (loss) on sales of treasury stock	5,702	2,755
Issuance and exercise of common stock options	(4,242)	9,954
Adjustments to initially apply “Contracts in entity’s own equity”	(26,923)	—
Beneficial conversion feature relating to (subordinated) convertible bond	2,959	40,995
Other net change in additional paid-in capital	(15)	—

Balance at end of year	635,828	374,413

Retained earnings
Balance at beginning of year	1,038,557	1,779,783
Net income (loss) attributable to NHI	67,798	(708,192)
Cash dividends	(25,803)	(48,675)
Adjustments to initially apply “Fair value measurements”	—	10,383
Adjustments to initially apply “The fair value option”	—	5,258
Adjustments to initially apply “Contracts in entity’s own equity”	(6,339)	—

Balance at end of year	1,074,213	1,038,557

Accumulated other comprehensive income
Cumulative translation adjustments
Balance at beginning of year	(73,469)	(28,416)
Net change during the year	(861)	(45,053)

Balance at end of year	(74,330)	(73,469)

Defined benefit pension plans
Balance at beginning of year	(44,968)	(42,695)
Pension liability adjustment	10,166	(2,273)

Balance at end of year	(34,802)	(44,968)

Balance at end of year	(109,132)	(118,437)

Common stock held in treasury
Balance at beginning of year	(76,902)	(80,575)
Repurchases of common stock	(18)	(91)
Sale of common stock	13	73
Common stock issued to employees	8,275	3,759
Other net change in treasury stock	159	(68)

Balance at end of year	(68,473)	(76,902)

Total NHI shareholders’ equity
Balance at end of year	2,126,929	1,539,396

Noncontrolling interests
Balance at beginning of year	12,150	12,978
Net change during the year	(6,065)	(828)

Balance at end of year	6,085	12,150

Total equity
Balance at end of year	2,133,014	1,551,546

Note:

1.	Noncontrolling interests, which were previously included in Other liabilities, are classified as equity in accordance with “Updated noncontrolling interests guidance”.
2.	“Contracts in entity’s own equity” implies ASC 815-40, “Derivatives and Hedging - Contracts in Entity’s Own Equity”.

(4)	Consolidated Statements of Cash Flows (UNAUDITED)

	Millions of yen
	For the year ended
	March 31, 2010	March 31, 2009
Cash flows from operating activities:
Net Income (loss)	68,086	(709,411)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation and amortization	73,081	75,780
(Gain) loss on investment in equity securities	(6,042)	25,500
Changes in operating assets and liabilities:
Time deposits	348,003	72,670
Deposits with stock exchanges and other segregated cash	142,416	(153,059)
Trading assets and private equity investments	(3,123,679)	(3,153,499)
Trading liabilities	3,737,079	1,323,314
Securities purchased under agreements to resell, net of securities sold under agreements to repurchase	(1,437,635)	1,490,423
Securities borrowed, net of securities loaned	(69,472)	(278,318)
Other secured borrowings	(1,591,535)	425,886
Loans and receivables, net of allowance	(248,175)	(1,336,288)
Payables	139,919	994,150
Other, net	467,184	510,223

Net cash used in operating activities	(1,500,770)	(712,629)

Cash flows from investing activities:
Payments for purchases of office buildings, land, equipment and facilities	(83,079)	(95,978)
Proceeds from sales of office buildings, land, equipment and facilities	2,909	38,799
Payments for purchases of investments in equity securities	(2,318)	(6,236)
Proceeds from sales of investments in equity securities	1,272	2,065
(Increase) decrease in loans receivable at banks, net	(105,800)	28,096
(Increase) decrease in non-trading debt securities, net	(64,586)	(19,415)
Other, net	(18,041)	(46,236)

Net cash used in investing activities	(269,643)	(98,905)

Cash flows from financing activities:
Increase in long-term borrowings	3,059,225	2,091,553
Decrease in long-term borrowings	(1,470,978)	(1,262,300)
Increase (decrease) in short-term borrowings, net	137,076	(175,988)
Increase in deposits received at banks, net	13,279	126,520
Proceeds from issuances of common stock held in treasury	446,662	282,447
Proceeds from sales of common stock held in treasury	10	65
Payments for repurchases of common stock	(18)	(91)
Payments for cash dividends	(11,130)	(64,924)
Proceeds from issuances of stock by subsidiaries	2,404	2,478

Net cash provided by financing activities	2,176,530	999,760

Effect of exchange rate changes on cash and cash equivalents	964	(81,896)

Net increase in cash and cash equivalents	407,081	106,330
Cash and cash equivalents at beginning of the year	613,566	507,236

Cash and cash equivalents at end of the year	1,020,647	613,566

Note: Certain reclassifications of previously reported amounts have been made to conform to the current year presentation.

(5)	Note with respect to the assumption as a going concern (UNAUDITED)

Not applicable.

(6)	Note to the Consolidated Financial Statements (UNAUDITED)

Summary of accounting policies

The consolidated financial information herein has been prepared in accordance with Nomura’s accounting policies which are disclosed in the notes of Nomura Holdings, Inc.’s Annual Securities Report (the annual report filed in Japan on June 30, 2009) and Form 20-F (the annual report filed with the U.S. Securities and Exchange Commission on June 30, 2009) for the year ended March 31, 2009.

Presentations of significant changes in accounting principles are as follows:

FASB Accounting Standards Codification—

Effective July 1, 2009, Nomura adopted Financial Accounting Standards Board (“FASB”) Accounting Standards CodificationTM (“ASC” or “Codification”). The Codification became the sole source of authoritative generally accepted accounting principles (“GAAP”) for the financial statements issued for the interim and annual periods ending after September 15, 2009. Also effective July 1, 2009, any changes to the Codification are communicated by the FASB through an Accounting Standards Update (“ASU”). Accordingly, all GAAP references are now updated in accordance with ASC and ASU.

Accounting for Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock—

Effective April 1, 2009, Nomura adopted ASC 815-40, “Derivatives and Hedging - Contracts in Entity’s Own Equity”, that provides guidance how to determine if certain instruments (or embedded features) are considered indexed to an entity’s own stock. ASC 815-40 amends the existing guidance for determining whether a price adjustment mechanism included in an equity-linked financial instrument (or embedded feature) needs to be bifurcated and classified as an asset or liability and be subject to profit or loss recognition based its fair value.

Upon adoption of ASC 815-40, Nomura made certain reclassification adjustments to the beginning balances of Long-term borrowings, Additional paid-in-capital, Retained earnings, and Other assets - Other in order to bifurcate Nomura’s call option attached unsecured convertible bonds (the “bonds”), because the certain clauses contained in the bonds were not deemed as indexed to Nomura’s own stock pursuant to ASC 815-40.

Accounting for Business Combinations—

On April 1, 2009, Nomura adopted the amended accounting principles related to business acquisitions (issued in December 2007) incorporated in ASC 805, “Business Combinations”,. Nomura adopted ASC 805 for business combinations for which the acquisition date is on or after April, 2009.

Accounting for Noncontrolling Interests—

Nomura adopted the updated guidance for accounting and reporting of noncontrolling interests in financial statements, included in ASC 810-10, “Consolidation - Overall”, on April 1, 2009. In accordance with this standard, it is applied prospectively from the beginning of the fiscal year in which it is initially applied. However, an exception is that it is applied retrospectively for all periods presented for comparison for presentation and disclosure requirements. Certain reclassifications of previously reported amounts have been made to conform to the current year presentation.

Measuring liabilities at fair value—

Effective October 1, 2009, Nomura adopted ASU No. 2009-05 “Measuring Liabilities at Fair Value” (“ASU 2009-05”). ASU 2009-05 provides valuation methods and hierarchy and clarifies that restrictions preventing the transfer of a liability should not be considered as a separate input or adjustment in the measurement of fair value.

Valuation methodology for investment in certain entities that calculate net asset value per share—

Effective October 1, 2009, Nomura adopted ASU No. 2009-12 “Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)” (“ASU 2009-12”). ASU 2009-12 permits measurement of fair value of an investment in hedge fund, private equity fund, and other fund on the basis of net asset value per share as a practical expedient, excluding certain situations such as when the investment is probable of being sold at amount different from net asset value per share. ASU2009-12 also provides clarity around how such investments should be classified in the fair value hierarchy.

Segment information-Operating Segment

The following table shows business segment information and reconciliation items to the consolidated statements of operations.

	Millions of yen		% Change
	For the year ended		(A-B)/(B)
	March 31, 2010 (A)	March 31, 2009 (B)
Net revenue

Business segment information:
Retail	388,272	291,857	33.0
Global Markets	658,441	(157,254)	—
Investment Banking	118,922	63,499	87.3
Merchant Banking	12,168	(69,875)	—
Asset Management	70,365	59,789	17.7

Sub Total	1,248,168	188,016	563.9
Other	(106,753)	147,748	—

Net revenue	1,141,415	335,764	239.9

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	9,407	(23,137)	—

Net revenue	1,150,822	312,627	268.1

Non-interest expenses

Business segment information:
Retail	274,915	273,620	0.5
Global Markets	486,433	417,387	16.5
Investment Banking	117,178	120,910	(3.1)
Merchant Banking	10,738	15,398	(30.3)
Asset Management	51,771	52,409	(1.2)

Sub Total	941,035	879,724	7.0
Other	104,540	213,168	(51.0)

Non-interest expenses	1,045,575	1,092,892	(4.3)

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—	—

Non-interest expenses	1,045,575	1,092,892	(4.3)

Income (loss) before income taxes

Business segment information:
Retail	113,357	18,237	521.6
Global Markets	172,008	(574,641)	—
Investment Banking	1,744	(57,411)	—
Merchant Banking	1,430	(85,273)	—
Asset Management	18,594	7,380	152.0

Sub Total	307,133	(691,708)	—
Other *	(211,293)	(65,420)	—

Income (loss) before income taxes	95,840	(757,128)	—

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	9,407	(23,137)	—

Income (loss) before income taxes	105,247	(780,265)	—

*	Major components

Transactions between operating segments are recorded within segment results on commercial terms and conditions and are eliminated in “Other.”

The following table presents the major components of income (loss) before income taxes in “Other.”

	Millions of yen		% Change
	For the year ended		(A-B)/(B)
	March 31, 2010 (A)	March 31, 2009 (B)
Net gain (loss) related to economic hedging transactions	3,323	28,032	(88.1)
Realized gain (loss) on investments in equity securities held for operating purposes	(3,365)	(2,363)	—
Equity in earnings of affiliates	7,765	(718)	—
Corporate items	(83,291)	(70,533)	—
Others	(135,725)	(19,838)	—

Total	(211,293)	(65,420)	—

Note:	Net gain (loss) related to economic hedging transactions but not included in net gain (loss) on trading, which was previously classified as “Others”, is included in “Net gain (loss) related to economic hedging transactions” as well as net gain (loss) on trading related to economic hedging transactions. In addition, net gain (loss) on trading from the change in its own creditworthiness of certain structured notes issued, which was previously classified as “Net gain (loss) on trading related to economic hedging transactions”, is included in “Others”. The reclassifications of previously reported amounts have been made to conform to the current year presentation.

Per share data

Shareholders’ equity per share is calculated based on the following number of shares.

Number of shares outstanding as of March 31, 2010	3,669,044,614

Net income (loss) attributable to NHI shareholders per share calculated based on the following number of shares.

Average number of shares outstanding for the year ended March 31, 2010	3,126,790,289

Significant Subsequent Events

Not applicable.

Disclosure of other notes (lease, related party transactions, tax effect accounting, retirement benefit, etc.) have deemed not necessary for this financial summary.

(7)    Other Financial Informations (UNAUDITED)

Supplemental Consolidated Financial Information

•	Quarterly Results - Consolidated Statements of Operations

•	Quarterly Results - Business Segment

•	Commissions/fees received and Net gain on trading

Consolidated Statements of Operations - Quarterly (UNAUDITED)

	Millions of yen								% Change
	For the three months ended
	June 30, 2008	September 30, 2008	December 31, 2008	March 31, 2009	June 30, 2009	September 30, 2009	December 31, 2009(A)	March 31, 2010(B)	(B-A)/(A)
Revenue:
Commissions	82,198	84,886	73,373	66,346	102,024	95,438	101,050	96,571	(4.4)
Fees from investment banking	13,407	10,026	19,678	11,842	29,729	15,580	44,516	31,429	(29.4)
Asset management and portfolio service fees	42,779	42,411	29,410	25,566	30,331	34,016	34,235	33,667	(1.7)
Net gain (loss) on trading	10,515	(21,015)	(134,518)	16,679	121,132	148,487	66,481	81,324	22.3
Gain (loss) on private equity investments	(37,663)	23,167	(24,782)	(15,513)	(2,139)	2,033	2,342	9,670	312.9
Interest and dividends	117,957	126,993	45,899	40,507	58,427	53,561	67,414	55,908	(17.1)
Gain (loss) on investments in equity securities	964	(9,804)	(12,938)	(3,722)	9,801	(2,308)	(3,827)	2,376	—
Other	27,719	1,068	6,588	4,488	14,290	8,663	9,377	5,153	(45.0)

Total revenue	257,876	257,732	2,710	146,193	363,595	355,470	321,588	316,098	(1.7)
Interest expense	122,789	129,667	52,456	46,972	65,236	55,445	47,050	38,198	(18.8)

Net revenue	135,087	128,065	(49,746)	99,221	298,359	300,025	274,538	277,900	1.2

Non-interest expenses:
Compensation and benefits	87,910	80,098	161,823	161,724	138,081	146,633	126,239	115,285	(8.7)
Commissions and floor brokerage	18,634	20,343	17,561	17,143	20,043	21,706	22,922	21,458	(6.4)
Information processing and communications	33,359	34,632	40,838	46,151	40,160	43,924	43,919	47,572	8.3
Occupancy and related depreciation	15,868	17,180	23,245	22,187	21,992	22,598	21,298	21,918	2.9
Business development expenses	7,032	7,919	8,123	8,564	6,256	6,380	6,544	8,153	24.6
Other	56,627	37,284	98,274	70,373	40,406	31,492	35,659	34,937	(2.0)

	219,430	197,456	349,864	326,142	266,938	272,733	256,581	249,323	(2.8)

Income (loss) before income taxes	(84,343)	(69,391)	(399,610)	(226,921)	31,421	27,292	17,957	28,577	59.1
Income tax expense	(7,672)	3,531	(56,648)	(10,065)	20,678	(1,049)	7,745	9,787	26.4

Net income (loss)	(76,671)	(72,922)	(342,962)	(216,856)	10,743	28,341	10,212	18,790	84.0

Less: Net income (loss) attributable to noncontrolling interests	(79)	(50)	(68)	(1,022)	(677)	626	(24)	363	—

Net income (loss) attributable to NHI	(76,592)	(72,872)	(342,894)	(215,834)	11,420	27,715	10,236	18,427	80.0

	Yen								% Change
Per share of common stock:
Basic-
Net income (loss) attributable to NHI shareholders per share	(40.14)	(38.18)	(179.62)	(107.00)	4.37	10.22	2.91	5.02	72.5

Diluted-
Net income (loss) attributable to NHI shareholders per share	(40.18)	(38.23)	(180.97)	(108.71)	1.81	8.87	2.89	5.00	73.0

Notes:	Certain reclassifications of previously reported amounts have been made to conform to the current year presentation.

Business Segment Information – Quarterly Results (UNAUDITED)

The following table shows quarterly business segment information and reconciliation items to the consolidated statements of operations.

	Millions of yen								% Change
	For the three months ended								(B-A)/(A)
	June 30, 2008	September 30, 2008	December 31, 2008	March 31, 2009	June 30, 2009	September 30, 2009	December 31, 2009(A)	March 31, 2010(B)
Net revenue

Business segment information:
Retail	85,809	74,455	69,650	61,943	95,380	93,150	104,290	95,452	(8.5)
Global Markets	10,970	(6,538)	(171,084)	9,398	187,128	174,499	163,850	132,964	(18.9)
Investment Banking	28,986	5,247	22,658	6,608	25,673	20,945	44,464	27,840	(37.4)
Merchant Banking	(37,009)	20,500	(34,987)	(18,379)	(1,081)	3,860	1,777	7,612	328.4
Asset Management	21,112	14,711	10,842	13,124	18,650	16,467	17,247	18,001	4.4

Sub Total	109,868	108,375	(102,921)	72,694	325,750	308,921	331,628	281,869	(15.0)
Other	24,546	27,992	64,727	30,483	(37,139)	(7,056)	(53,198)	(9,360)	—

Net revenue	134,414	136,367	(38,194)	103,177	288,611	301,865	278,430	272,509	(2.1)

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	673	(8,302)	(11,552)	(3,956)	9,748	(1,840)	(3,892)	5,391	—

Net revenue	135,087	128,065	(49,746)	99,221	298,359	300,025	274,538	277,900	1.2

Non-interest expenses

Business segment information:
Retail	69,630	69,137	67,370	67,483	67,521	66,796	69,119	71,479	3.4
Global Markets	72,589	80,150	124,438	140,210	124,862	127,845	130,751	102,975	(21.2)
Investment Banking	16,411	13,970	42,601	47,928	31,098	30,659	28,196	27,225	(3.4)
Merchant Banking	2,357	5,853	2,604	4,584	2,498	2,606	2,637	2,997	13.7
Asset Management	12,960	13,916	12,933	12,600	13,521	11,994	13,166	13,090	(0.6)

Sub Total	173,947	183,026	249,946	272,805	239,500	239,900	243,869	217,766	(10.7)
Other	45,483	14,430	99,918	53,337	27,438	32,833	12,712	31,557	148.2

Non-interest expenses	219,430	197,456	349,864	326,142	266,938	272,733	256,581	249,323	(2.8)

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—	—	—	—	—	—	—	—

Non-interest expenses	219,430	197,456	349,864	326,142	266,938	272,733	256,581	249,323	(2.8)

Income (loss) before income taxes

Business segment information:
Retail	16,179	5,318	2,280	(5,540)	27,859	26,354	35,171	23,973	(31.8)
Global Markets	(61,619)	(86,688)	(295,522)	(130,812)	62,266	46,654	33,099	29,989	(9.4)
Investment Banking	12,575	(8,723)	(19,943)	(41,320)	(5,425)	(9,714)	16,268	615	(96.2)
Merchant Banking	(39,366)	14,647	(37,591)	(22,963)	(3,579)	1,254	(860)	4,615	—
Asset Management	8,152	795	(2,091)	524	5,129	4,473	4,081	4,911	20.3

Sub Total	(64,079)	(74,651)	(352,867)	(200,111)	86,250	69,021	87,759	64,103	(27.0)
Other *	(20,937)	13,562	(35,191)	(22,854)	(64,577)	(39,889)	(65,910)	(40,917)	—

Income (loss) before income taxes	(85,016)	(61,089)	(388,058)	(222,965)	21,673	29,132	21,849	23,186	6.1

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	673	(8,302)	(11,552)	(3,956)	9,748	(1,840)	(3,892)	5,391	—

Income (loss) before income taxes	(84,343)	(69,391)	(399,610)	(226,921)	31,421	27,292	17,957	28,577	59.1

*	Major components

Transactions between operating segments are recorded within segment results on commercial terms and conditions and are eliminated in “Other.”

The following table presents the major components of income (loss) before income taxes in “Other”.

	Millions of yen								% Change
	For the three months ended								(B-A)/(A)
	June 30, 2008	September 30, 2008	December 31, 2008	March 31, 2009	June 30, 2009	September 30, 2009	December 31, 2009(A)	March 31, 2010(B)
Net gain (loss) related to economic hedging transactions	5,126	17,897	12,032	(7,023)	5,350	8,589	(13,316)	2,700	—

Realized gain (loss) on investments in equity securities held for operating purposes	291	(1,503)	(1,385)	234	53	(468)	65	(3,015)	—
Equity in earnings of affiliates	2,061	3,999	(376)	(6,402)	3,701	602	1,877	1,585	(15.6)
Corporate items	(5,620)	(2,349)	(34,953)	(27,611)	(24,896)	(19,588)	(10,693)	(28,114)	—
Others	(22,795)	(4,482)	(10,509)	17,948	(48,785)	(29,024)	(43,843)	(14,073)	—

Total	(20,937)	13,562	(35,191)	(22,854)	(64,577)	(39,889)	(65,910)	(40,917)	—

Notes:	Net gain (loss) related to economic hedging transactions but not included in net gain (loss) on trading, which was previously classified as “Others”, is included in “Net gain (loss) related to economic hedging transactions” as well as net gain (loss) on trading related to economic hedging transactions. In addition, net gain (loss) on trading from the change in its own creditworthiness of certain structured notes issued, which was previously classified as “Net gain (loss) on trading related to economic hedging transactions”, is included in “Others”. The reclassifications of previously reported amounts have been made to conform to the current year presentation.

“Commissions/fees received” and “Net gain on trading” consists of the following (UNAUDITED)

	Millions of yen								% Change	Millions of yen		% Change
	For the three months ended									For the year ended
	June 30, 2008	September 30, 2008	December 31, 2008	March 31, 2009	June 30, 2009	September 30, 2009	December 31, 2009(A)	March 31, 2010(B)	(B-A)/(A)	March 31, 2009(C)	March 31, 2010(D)	(D-C)/(C)
Commissions/fees received
Commissions	82,198	84,886	73,373	66,346	102,024	95,438	101,050	96,571	(4.4)	306,803	395,083	28.8

Brokerage Commissions	49,287	53,840	60,208	40,028	57,863	49,091	48,613	48,079	(1.1)	203,363	203,646	0.1
Commissions for Distribution of Investment Trust	25,811	24,173	6,897	19,056	39,505	41,325	43,626	41,476	(4.9)	75,937	165,932	118.5
Fees from Investment Banking	13,407	10,026	19,678	11,842	29,729	15,580	44,516	31,429	(29.4)	54,953	121,254	120.7

Underwriting and Distribution	6,815	3,385	9,424	5,491	20,900	10,603	36,878	23,116	(37.3)	25,115	91,497	264.3
M&A / Financial Advisory Fees	4,568	6,218	10,119	5,824	8,573	4,902	7,563	8,187	8.3	26,729	29,225	9.3
Asset Management and Portfolio Service Fees	42,779	42,411	29,410	25,566	30,331	34,016	34,235	33,667	(1.7)	140,166	132,249	(5.6)

Asset Management Fees	38,485	38,358	26,027	22,574	26,523	30,634	30,276	29,543	(2.4)	125,444	116,976	(6.8)
Total	138,384	137,323	122,461	103,754	162,084	145,034	179,801	161,667	(10.1)	501,922	648,586	29.2

Net gain (loss) on trading
Merchant Banking	(69)	(457)	(584)	(1,550)	278	1,116	4,197	437	(89.6)	(2,660)	6,028	—
Equity Trading	33,267	1,717	(13,973)	(59,671)	64,823	53,614	38,258	39,557	3.4	(38,660)	196,252	—
Fixed Income and Other Trading	(22,683)	(22,275)	(119,961)	77,900	56,031	93,757	24,026	41,330	72.0	(87,019)	215,144	—

Total	10,515	(21,015)	(134,518)	16,679	121,132	148,487	66,481	81,324	22.3	(128,339)	417,424	—

5.	Unconsolidated Financial Statements

(1)	Unconsolidated Balance Sheet (UNAUDITED)

	(Millions of yen)
	March 31, 2010	March 31, 2009	Increase/ (Decrease)
ASSETS
Current Assets	2,302,125	1,852,470	449,655

Cash and time deposits	1,140	1,225	(85)
Certificate deposits	15,000	20,500	(5,500)
Money held in trust	42,124	57,077	(14,953)
Short-term loans receivable	2,144,666	1,659,355	485,311
Accounts receivable	69,776	68,858	918
Deferred tax assets	1,382	25,512	(24,130)
Other current assets	28,060	24,760	3,300
Allowance for doubtful accounts	(24)	(4,817)	4,793
Fixed Assets	2,263,954	1,829,038	434,916

Tangible fixed assets	48,318	55,877	(7,559)
Buildings	17,328	20,446	(3,119)
Furniture & fixtures	22,151	26,591	(4,440)
Land	8,839	8,839	—
Intangible assets	107,727	110,217	(2,490)
Software	107,726	110,217	(2,491)
Others	1	—	1
Investments and others	2,107,908	1,662,943	444,965
Investment securities	135,674	118,980	16,694
Investments in subsidiaries and affiliates (at cost)	1,369,661	1,158,141	211,520
Other securities of subsidiaries and affiliates	17,370	24,111	(6,741)
Long-term loans receivable from subsidiaries and affiliates	389,964	135,000	254,964
Long-term guarantee deposits	37,726	42,671	(4,945)
Deferred tax assets	126,026	155,297	(29,271)
Other investments	31,521	28,802	2,718
Allowance for doubtful accounts	(32)	(57)	25

TOTAL ASSETS	4,566,078	3,681,507	884,571

	(Millions of yen)
	March 31, 2010	March 31, 2009	Increase/ (Decrease)
LIABILITIES
Current liabilities	205,130	612,287	(407,157)

Short-term borrowings	49,600	470,000	(420,400)
Bond due within one year	70,000	60,000	10,000
Collaterals received	50,640	39,663	10,977
Accrued income taxes	3	2	2
Other current liabilities	34,886	42,622	(7,735)
Long-term liabilities	2,554,642	1,825,139	729,503

Bonds payable	1,270,055	695,446	574,610
Convertible Bonds	—	110,000	(110,000)
Long-term borrowings	1,280,374	1,018,000	262,374
Other long-term liabilities	4,213	1,693	2,520

TOTAL LIABILITIES	2,759,771	2,437,425	322,346

NET ASSETS
Shareholders’ equity	1,751,573	1,192,353	559,221
Common stock	594,493	321,765	272,728
Additional paid-in capital	528,740	251,469	277,270
Capital reserve	524,197	251,469	272,728
Other capital reserves	4,542	—	4,542
Retained earnings	694,625	693,673	953
Retained earnings reserve	81,858	81,858	—
Other retained earnings	612,767	611,815	953
Reserve for specified fixed assets	11	13	(2)
General reserve	994,000	994,000	—
Retained earnings carried forward	(381,243)	(382,199)	955
Treasury stock	(66,285)	(74,554)	8,269
Valuation and translation adjustments	30,700	24,613	6,087
Net unrealized gain on investments	21,801	16,157	5,644
Deferred gains or loss on hedges	8,899	8,456	443
Stock acquisition rights	24,033	27,116	(3,083)

TOTAL NET ASSETS	1,806,307	1,244,082	562,225

TOTAL LIABILITIES AND NET ASSETS	4,566,078	3,681,507	884,571

(2)	Unconsolidated Statements of Operations (UNAUDITED)

	(Millions of yen except percentages)
	For the year ended March 31, 2010(A)	For the year ended March 31, 2009(B)	% Change (A-B)/(B)
Operating revenue	220,873	340,071	(35.1)%

Property and equipment fee revenue	108,691	116,478	(6.7)
Rent revenue	39,918	38,450	3.8
Royalty on trademark	20,901	14,088	48.4
Dividend from subsidiaries and affiliates	27,628	143,552	(80.8)
Others	23,736	27,502	(13.7)

Operating expenses	183,943	204,768	(10.2)

Compensation and benefits	16,704	21,884	(23.7)
Occupancy and related depreciation	45,006	42,954	4.8
Data processing and office supplies	43,105	37,802	14.0
Depreciation and amortization	44,145	54,056	(18.3)
Others	7,431	13,545	(45.1)
Interest expenses	27,553	34,529	(20.2)

Operating income	36,930	135,303	(72.7)

Non-operating income	2,635	2,776	(5.1)
Non-operating expenses	10,445	10,898	(4.2)

Ordinary income	29,121	127,181	(77.1)

Extraordinary income	7,309	2,739	166.9
Reversal of allowance for doubtful accounts	4,812	—	—
Gain on sales of investment securities	646	2,577	(74.9)
Gain on capital reduction of subsidiaries and affiliates	1,479	—	—
Gain on sales of fixed assets	372	162	129.9
Extraordinary loss	26,456	567,577	(95.3)
Loss on sales of investment securities	965	636	51.7
Loss on devaluation of investment securities	2,908	8,451	(65.6)
Loss on liquidation of subsidiaries and affiliates	1,747	—	—
Loss on sales of stocks of subsidiaries and affiliates	257	—	—
Loss on devaluation of investments in subsidiaries and affiliates	16,878	555,926	(97.0)
Loss on retirement of fixed assets	3,700	2,564	44.3

Income (loss) before income taxes	9,974	(437,658)	—

Income taxes - current	(51,280)	(6,949)	—

Income taxes - deferred	49,171	(36,997)	—

Total income taxes	(2,109)	(43,946)	—

Net income (loss)	12,083	(393,712)	—

(3)	Unconsolidated Statements of Changes in Shareholders’ equity (UNAUDITED)

	(Millions of yen)
	Year ended March 31
	2010	2009
Shareholder’s Equity
Common stock
Balance at beginning of the year	321,765	182,800
Change in the year
Issuance of new shares	217,728	138,965
Conversion of convertible bonds	55,000	—

Total change in the year	272,728	138,965

Balance at end of the year	594,493	321,765

Additional paid-in capital
Capital reserve
Balance at beginning of the year	251,469	112,504
Change in the year
Issuance of new shares	217,728	138,965
Conversion of convertible bonds	55,000	—

Total change in the year	272,728	138,965

Balance at end of the year	524,197	251,469

Other capital reserve
Balance at beginning of the year	—	—
Change in the year
Disposal of treasury stock	4,542	—

Total change in the year	4,542	—

Balance at end of the year	4,542	—

Total capital reserve
Balance at beginning of the year	251,469	112,504
Change in the year
Issuance of new shares	217,728	138,965
Conversion of convertible bonds	55,000	—
Disposal of treasury stock	4,542	—

Total change in the year	277,270	138,965

Balance at end of the year	528,740	251,469

Retained earnings
Retained earnings reserve
Balance at beginning of the year	81,858	81,858

Balance at end of the year	81,858	81,858

Other retained earnings
Reserve for specified fixed assets
Balance at beginning of the year	13	16
Change in the year
Reversal of reserve for specified fixed assets	(2)	(3)

Total change in the year	(2)	(3)

Balance at end of the year	11	13

General reserve
Balance at beginning of the year	994,000	994,000

Balance at end of the year	994,000	994,000

Retained earnings carried forward
Balance at beginning of the year	(382,199)	79,442
Change in the year
Cash dividends	(11,130)	(64,924)
Reversal of reserve for specified fixed assets	2	3
Net income (loss)	12,083	(393,712)
Disposal of treasury stock	—	(3,007)

Total change in the year	955	(461,640)

Balance at end of the year	(381,243)	(382,199)

Total retained earnings
Balance at beginning of the year	693,673	1,155,315
Change in the year
Cash dividends	(11,130)	(64,924)
Net income (loss)	12,083	(393,712)
Disposal of treasury stock	—	(3,007)

Total change in the year	953	(461,643)

Balance at end of the year	694,625	693,673

	(Millions of yen)
	Year ended March 31
	2010	2009
Treasury stock
Balance at beginning of the year	(74,554)	(78,296)
Change in the year
Purchases of treasury stock	(18)	(91)
Disposal of treasury stock	8,288	3,832

Total change in the year	8,269	3,742

Balance at end of the year	(66,285)	(74,554)

Total shareholders’ equity
Balance at beginning of the year	1,192,353	1,372,324
Change in the year
Issuance of new shares	435,456	277,930
Conversion of convertible bonds	110,000	—
Cash dividends	(11,130)	(64,924)
Net income (loss)	12,083	(393,712)
Purchases of treasury stock	(18)	(91)
Disposal of treasury stock	12,830	826

Total change in the year	559,221	(179,971)

Balance at end of the year	1,751,573	1,192,353

Valuation and translation adjustments
Net unrealized gain on investments
Balance at beginning of the year	16,157	34,914
Change in the year
Other-net	5,644	(18,756)

Total change in the year	5,644	(18,756)

Balance at end of the year	21,801	16,157

Deferred gains or loss on hedges
Balance at beginning of the year	8,456	5,023
Change in the year
Other-net	443	3,433

Total change in the year	443	3,433

Balance at end of the year	8,899	8,456

Total valuation and translation adjustments
Balance at beginning of the year	24,613	39,936
Change in the year
Other-net	6,087	(15,323)

Total change in the year	6,087	(15,323)

Balance at end of the year	30,700	24,613

Stock acquisition rights
Balance at beginning of the year	27,116	11,401
Change in the year
Other-net	(3,083)	15,715

Total change in the year	(3,083)	15,715

Balance at end of the year	24,033	27,116

Total net assets
Balance at beginning of the year	1,244,082	1,423,661
Change in the year
Issuance of new shares	435,456	277,930
Conversion of convertible bonds	110,000	—
Cash dividends	(11,130)	(64,924)
Net income (loss)	12,083	(393,712)
Purchases of treasury stock	(18)	(91)
Disposal of treasury stock	12,830	826
Other-net	3,004	392

Total change in the year	562,225	(179,579)

Balance at end of the year	1,806,307	1,244,082

(4)	Note with respect to the assumption as a going concern (UNAUDITED)

Not applicable.

6.	Other

(1)	Changes of directors

Nomura has announced the changes in directors on March 8, 2010. To find the details, please click on the following URL.

(Nomura’s Website)

http://www.nomuraholdings.com/news/nr/holdings/20100308/20100308.html

(2)	Other Financial Infomations

Supplemental Unconsolidated Financial Information [Japanese GAAP] (UNAUDITED)

•	Nomura Securities Co., Ltd. - Unconsolidated Balance Sheet Information

•	Nomura Securities Co., Ltd. - Unconsolidated Income Statement Information

•	Nomura Securities Co., Ltd. - Supplementary Information

Nomura Securities Co., Ltd.

Unconsolidated Balance Sheet Information

	(Millions of yen)
	March 31, 2010	March 31, 2009	Increase/(Decrease)
ASSETS
Current Assets	9,268,687	12,682,853	(3,414,165)

Cash and time deposits	695,238	246,865	448,373
Deposits with exchanges and other segregated cash	9,292	692	8,600
Trading assets:	4,211,858	6,377,645	(2,165,788)
Trading securities	3,361,457	4,976,307	(1,614,850)
Derivative contracts	850,401	1,401,338	(550,938)
Net receivables arising from pre-settlement date trades	428,435	590,008	(161,574)
Margin account assets:	135,534	62,478	73,056
Loans to customers in margin transactions	113,366	45,976	67,390
Cash collateral to securities finance companies	22,168	16,503	5,665
Loans with securities as collateral:	3,288,350	4,920,428	(1,632,078)
Cash collateral for securities borrowed	2,780,651	4,246,174	(1,465,524)
Loans in gensaki transactions	507,699	674,253	(166,554)
Receivables from customers and others	2,363	4,385	(2,021)
Short-term guarantee deposits	301,750	296,310	5,440
Short-term loans receivable	12,312	3,761	8,551
Deferred tax assets	135,428	107,470	27,959
Other current assets	48,148	72,823	(24,675)
Allowance for doubtful accounts	(21)	(11)	(9)
Fixed Assets	89,446	113,611	(24,166)

Tangible fixed assets	146	114	31
Intangible assets	6,125	7,177	(1,052)
Investments and others	83,175	106,320	(23,145)
Investment securities	195	195	—
Deferred tax assets	49,844	57,737	(7,894)
Other investments	33,779	48,937	(15,157)
Allowance for doubtful accounts	(643)	(549)	(94)

TOTAL ASSETS	9,358,133	12,796,464	(3,438,331)

	(Millions of yen)
	March 31, 2010	March 31, 2009	Increase/ (Decrease)
LIABILITIES
Current Liabilities	7,499,237	11,059,662	(3,560,425)

Trading liabilities:	2,115,364	2,129,948	(14,584)
Trading securities	1,721,292	1,706,193	15,099
Derivative contracts	394,072	423,755	(29,683)
Margin account liabilities:	73,990	38,194	35,797
Borrowings from securities finance companies	4,631	1,203	3,428
Customer margin sale proceeds	69,360	36,991	32,369
Borrowings with securities as collateral:	1,649,225	3,345,360	(1,696,134)
Cash collateral for securities loaned	587,248	1,404,061	(816,812)
Borrowings in gensaki transactions	1,061,977	1,941,299	(879,322)
Payables to customers and others	484,587	113,075	371,512
Guarantee deposits received	437,200	792,365	(355,165)
Short-term borrowings	2,073,100	4,254,146	(2,181,046)
Short-term bonds payable	419,200	315,900	103,300
Bond due within one year	64,000	—	64,000
Accrued income taxes	17,644	179	17,464
Accounts payable	71,163	6,416	64,747
Accrued bonuses for employees	39,283	22,692	16,590
Other current liabilities	54,481	41,388	13,094
Long-term Liabilities	1,030,619	1,009,831	20,789

Bonds payable	160,288	224,287	(63,999)
Long-term borrowings	778,400	692,700	85,700
Reserve for retirement benefits	65,237	55,704	9,534
Other long-term liabilities	26,694	37,140	(10,447)
Statutory Reserves	6,244	5,519	725

Reserve for financial instruments transactions	6,244	5,519	725

TOTAL LIABILITIES	8,536,100	12,075,012	(3,538,912)

NET ASSETS
Shareholder’s equity	820,090	719,322	100,768
Common stock	10,000	10,000	—
Additional paid-in capital	571,979	529,579	42,400
Capital reserves	529,579	529,579	—
Other capital reserves	42,400	—	42,400
Retained earnings	238,111	179,743	58,368
Other retained earnings	238,111	179,743	58,368
General reserve	63,000	63,000	—
Retained earnings carried forward	175,111	116,743	58,368
Valuation and translation adjustments	1,943	2,131	(188)
Deferred gains or loss on hedges	1,943	2,131	(188)

TOTAL NET ASSETS	822,033	721,453	100,581

TOTAL LIABILITIES AND NET ASSETS	9,358,133	12,796,464	(3,438,331)

Nomura Securities Co., Ltd.

Unconsolidated Income Statement Information

	(Millions of yen except percentages)
	For the year ended March 31, 2010(A)	For the year ended March 31, 2009(B)	% Change (A-B)/(B)
Operating revenue	663,679	502,201	32.2%

Commissions	418,003	281,769	48.3
Net gain on trading	182,287	96,642	88.6
Net gain on other inventories	7	12	(41.4)
Interest and dividend income	63,382	123,779	(48.8)
Interest expenses	60,218	116,499	(48.3)

Net operating revenue	603,461	385,702	56.5

Selling, general and administrative expenses	475,885	445,994	6.7

Transaction-related expenses	74,148	70,525	5.1
Compensation and benefits	194,620	173,912	11.9
Occupancy and related depreciation	52,350	52,938	(1.1)
Data processing and office supplies	141,168	137,159	2.9
Others	13,598	11,459	18.7

Operating income (loss)	127,576	(60,292)	—

Non-operating income	1,011	2,404	(57.9)
Non-operating expenses	1,944	2,187	(11.1)

Ordinary income (loss)	126,643	(60,075)	—

Extraordinary income	1,166	1,847	(36.9)
Gains due to the exemption from payments of share-based compensation	1,166	1,739	(33.0)
Reversal of reserve for financial instruments transactions	—	107	—
Extraordinary loss	294	4,010	(92.7)
Loss on transition to defined contribution pension plan	—	4,010	—
Reserve for financial instruments transactions	294	—	—

Income (loss) before income taxes	127,515	(62,238)	—

Income taxes - current	68,306	(6,396)	—

Income taxes - deferred	(17,644)	(18,333)	—

Total income taxes	50,662	(24,729)	—

Net income (loss)	76,853	(37,509)	—

Nomura Securities Co., Ltd.

Quarterly Income Statement Information

	(Millions of yen)
	For the Quarter from April 1, 2009 to June 30, 2009	For the Quarter from July 1, 2009 to September 30, 2009	For the Quarter from October 1, 2009 to December 31, 2009	For the Quarter from January 1, 2010 to March 31, 2010	Year Ended March 31, 2010
Operating revenue	195,430	155,130	177,777	135,343	663,679

Commissions	100,914	97,824	126,527	92,738	418,003
Net gain on trading	72,051	42,036	35,697	32,503	182,287
Net gain on other inventories	2	1	2	2	7
Interest and dividend income	22,463	15,269	15,550	10,099	63,382
Interest expenses	22,310	13,401	14,651	9,857	60,218

Net operating revenue	173,120	141,728	163,126	125,486	603,461

Selling, general and administrative expenses	124,137	119,009	120,289	112,449	475,885

Transaction-related expenses	17,980	17,017	19,753	19,399	74,148
Compensation and benefits	57,575	50,735	50,175	36,136	194,620
Rental and maintenance	12,902	13,603	13,294	12,552	52,350
Data processing and office supplies	32,111	34,340	33,839	40,878	141,168
Other	3,571	3,314	3,228	3,484	13,598

Operating income	48,983	22,719	42,837	13,037	127,576

Non-operating income	211	142	506	151	1,011
Non-operating expenses	427	262	680	575	1,944

Ordinary income	48,767	22,599	42,663	12,613	126,643

Extraordinary income	398	262	287	219	1,166
Gains due to the exemption from payments of share-based compensation	397	260	255	253	1,166
Reversal of allowance for doubtful accounts	—	2	32	(34)	—
Reversal of reserve for financial instruments transactions	0	—	0	—	—
Extraordinary loss	—	—	286	8	294
Reserve for financial instruments transactions	—	—	286	8	294

Income before income taxes	49,165	22,862	42,665	12,824	127,515

Income taxes - current	(6,564)	(216)	54,604	20,481	68,306

Income taxes - deferred	25,844	8,531	(39,240)	(12,778)	(17,644)

Total income taxes	19,280	8,315	15,364	7,703	50,662

Net income	29,885	14,547	27,301	5,121	76,853

NOMURA SECURITIES CO., LTD.

SUPPLEMENTARY INFORMATION

1. Commission Revenues

(1) Breakdown by Category

	(Millions of yen except percentages)
	Year Ended		% Change (A-B)/(B)
	March 31, 2010 (A)	March 31, 2009 (B)
Brokerage commissions	80,527	83,981	(4.1)%

(Stocks)	75,268	78,363	(3.9)
Underwriting commissions	72,328	20,010	261.5

(Stocks)	64,549	14,242	353.2
(Bonds)	7,779	5,768	34.9
Distribution commissions	165,939	76,382	117.2

(Investment trust certificates)	165,828	75,815	118.7
Other commissions	99,210	101,396	(2.2)

(Investment trust certificates)	45,756	50,271	(9.0)

Total	418,003	281,769	48.3

(2) Breakdown by Product

	(Millions of yen except percentages)
	Year Ended		% Change (A-B)/(B)
	March 31, 2010 (A)	March 31, 2009 (B)
Stocks	148,711	96,825	53.6%
Bonds	14,163	9,054	56.4
Investment trust certificates	215,568	131,054	64.5
Others	39,561	44,835	(11.8)

Total	418,003	281,769	48.3

2. Net Gain (Loss) on Trading

	(Millions of yen except percentages)
	Year Ended		% Change (A-B)/(B)
	March 31, 2010 (A)	March 31, 2009 (B)
Stocks	18,539	(36,283)	—%
Bonds and Forex	163,748	132,925	23.2

Total	182,287	96,642	88.6

NOMURA SECURITIES CO., LTD.

SUPPLEMENTARY INFORMATION

3. Stock Trading (excluding futures transactions)

	(Millions of shares or yen except per share data and percentages)
	Year Ended				% Change (A-B)/(B)
	March 31, 2010 (A)		March 31, 2009 (B)
	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount
Total	98,960	75,436,568	75,098	74,068,564	31.8%	1.8%

(Brokerage)	74,038	55,976,203	46,600	45,202,796	58.9	23.8
(Proprietary Trading)	24,922	19,460,364	28,498	28,865,768	(12.5)	(32.6)

Brokerage / Total	74.8%	74.2%	62.1%	61.0%

Tokyo Stock Exchange Share	8.0%	9.2%	6.3%	6.7%

Brokerage Commission per share (yen)	1.02		1.65

4. Underwriting, Subscription, and Distribution

	(Millions of shares or yen except percentages)
	Year Ended		% Change (A-B)/(B)
	March 31, 2010 (A)	March 31, 2009 (B)
Underwriting
Stocks (number of shares)	3,047	432	605.1%
(yen amount)	1,606,995	511,831	214.0
Bonds (face value)	5,499,567	6,042,417	(9.0)
Investment trust certificates (yen amount)	—	—	—
Beneficial interest (face value)	—	—	—
Subscription and Distribution*
Stocks (number of shares)	3,710	471	687.5
(yen amount)	1,979,166	407,583	385.6
Bonds (face value)	1,614,060	3,005,057	(46.3)
Investment trust certificates (yen amount)	19,342,020	14,658,925	31.9
Beneficial interest (face value)	—	—	—

* Includes secondary offering and private placement.

5. Capital Adequacy Ratio

				(Rounded down to millions of yen except percentages)
				March 31, 2010	March 31, 2009	Increase/ (Decrease)
Tier I		(A	)	820,090	719,321	100,769

Tier II	Valuation and translation adjustments			1,942	2,130	(188)
	Statutory reserves			6,243	5,518	725
	Allowance for doubtful accounts			20	11	9
	Subordinated debt			606,088	606,085	3

	Total	(B	)	614,295	613,747	548

Illiquid Asset		(C	)	119,148	136,123	(16,975)

Net Capital (A) + (B) - (C) =		(D	)	1,315,237	1,196,946	118,291

Risk	Market risk			119,130	99,113	20,017
	Counterparty risk			188,244	210,482	(22,238)
	Basic risk			135,858	135,675	183

	Total	(E	)	443,233	445,271	(2,038)

Capital Adequacy Ratio		(D	)/(E)	296.7%	268.8%	27.9%